

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

> **Re: World Moto, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on June 17, 2014**
> **File No. 333-195710**
>
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed on June 3, 2014**
> **File No. 000-54694**

Dear Mr. Giles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated June 2, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in recent press releases you describe your company as "the global authority" on the $500 billion dollar a year motorcycle taxi industry. This description does not appear to be consistent with your prospectus disclosure that you are a development stage company with three product lines and only two recently acquired customers. Please advise or revise your registration statement as necessary.

2.   We note that you describe your business plan and anticipated timeline for achieving certain milestones in various sections of your prospectus including the Prospectus Summary, MD&A, and Information with Respect to the Registrant sections. In addition, you state that you anticipate rolling out on a test basis the Moto-Meter in June 2014 and that you expect to begin selling the Moto-Meter by the end of the third quarter of this year. Please ensure that your business plan is clearly and comprehensively described and update your anticipated timeline as necessary with respect to your significant milestones.

Prospectus Summary

Our Business, page 5

3.   We note your disclosure regarding outsourcing product manufacturing to DMC Corp (154) Co., Ltd. Please expand your disclosure to include a discussion of the material terms of any material agreements with DMC. In addition, please tell us what consideration you have given to filing any such agreements with DMC as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Offering

Debentures, page 9

4.   We note your disclosure that the debentures are convertible at any time at the discretion of investors at a conversion price equal to the lesser of (i) $0.10 or (ii) 70% of the lowest traded price per share of common stock during the 25 days prior to the date of the conversion. Please revise to include tabular disclosure of the number of shares issuable to selling stockholders as a result of the conversion discount for the common stock underlying the debentures, assuming various market prices.

Risk Factors, page 12

General

5.   We note the disclosure on page 34 that you have signed a letter of intent to form a new joint venture. It appears that risk factor disclosure is warranted regarding the risks associated with establishing a joint venture including the risk that it is not assured the joint venture will ever be formed or will be profitable even if formed. Please revise accordingly or advise.

"We will need substantial capital to implement our business plan . . . ," page 13

6.   Please expand this risk factor to specifically disclose the estimated expenses for your plan of operations for the next 12 months, the number of months during this period that your

currently available capital will fund and the dollar amount needed to fully fund the remaining months. Please ensure that your disclosure here is consistent with your liquidity discussion in MD&A.

Regulations, page 39

7.   We note your revised disclosure in response to prior comment 26 and reissue the comment. Your disclosure states both that you "are or will be in substantial compliance with all regulations governing the manufacture and operation of our products" and that you "have not begun the process towards metrology approvals in any jurisdiction." Please significantly revise this section to more clearly distinguish among the regulated and non-regulated jurisdictions and, with respect to the latter, to specifically identify and summarize the principal regulations to which you will be subject.

8.   Your disclosure focuses only on the Moto-Meter product. Please tell us whether the Wheelies and Yes products are subject to regulations and, if so, expand your disclosure accordingly.

Customers and Industry, page 40

9.   We note that you have included hyperlinks to the sources you cite for your statistical data. Please refer to Securities Act Release No. 33-7856 regarding the implications of including hyperlinked information in your document. Alternatively, you may remove the hyperlinks from your document.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-14

10.   We note your response to prior comment 35. Please provide the policy provided in your response as footnote disclosure.

Revenue Recognition, page F-16

11.   We have reviewed your response to prior comment 36. Please address the following items:

   •   Your response indicates that you have substantially performed all of the initial services required by the franchise agreement. Explain in sufficient detail, including providing a timeline of services performed, how you have completed each of the initial services included in the franchise agreement. For example, we note the items included under Parts 2. Training and 3. Guidance in the franchise agreement contained in Exhibit 10.1 of the Form 8-K filed on March 17, 2014. Refer to FASB ASC 952-605-25-1 & 25-2.

- Your disclosure on page 6 indicates that you expect to go live with your Yes service in the third quarter of 2014 with Mobile Advertising Ventures, Ltd. Tell us how you considered the guidance in FASB ASC 952-605-25-3.

- Part 7.B. Royalty Fees, in Exhibit 10.1 of the Form 8-K filed on March 17, 2014, states that the franchisee will pay you a royalty fee after 12 months from the first commercial Yes delivery by the Franchisee. Please clarify if you will not receive any royalty fees for the first 12 months from the first delivery of the Franchisee.

Note 3 – Acquisition of World Moto Assets, page F-17

12. We note your response to prior comment 5. Your analysis appears to exclude the initial identification of the legal acquirer and accounting acquirer. Please advise. Refer to FASB ASC 805-40-05-2 and 25-1.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Mark C. Lee
        Greenberg Traurig, LLP